UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 5)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OneConnect Financial Technology Co., Ltd.
(Name of the Issuer)

OneConnect Financial Technology Co., Ltd.
Bo Yu Limited
Ping An Insurance (Group) Company of China, Ltd.
(Names of Persons Filing Statement)
Ordinary Shares, par value US$0.00001 each*
American Depositary Shares, each representing thirty (30) Ordinary Shares
(Title of Class of Securities)
68248T204**
(CUSIP Number of Class of Securities)

Rubo Lin
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
The People’s Republic of China
Tel: +86-21-2066-0625
Yanmei Dong Director Bo Yu Limited Maples Corporate Services (BVI) Limited Kingston Chambers, P.O. Box 173, Road To Tortola, D8, VG1110 British Virgin Island Tel: +86-755-2262-7970
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications)
With copies to:
Denise Shiu, Esq. Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong Tel: (852) 2532 3752	James Chang, Esq. DLA Piper UK LLP 20th Floor South Tower Beijing Kerry Center No.1 Guanghua Road, Chaoyang District Beijing 100020, PRC Tel: (86) 10 8520 0608	Roy Chan, Esq. DLA Piper UK LLP 36/F, Shanghai World Financial Center 100 Century Avenue, Pudong Shanghai 200120, PRC Tel: (86) 21 3852 2111
This statement is filed in connection with (check the appropriate box):
☐   a.
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐   b
The filing of a registration statement under the Securities Act of 1933.

☐   c
A tender offer.

☒   d
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares.

**
This CUSIP applies to the American depositary shares, each representing thirty Ordinary Shares.

EXPLANATORY NOTE
This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with its exhibits, the “Transaction Statement”) amends and supplements the Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons (as defined below) on October 28, 2025, to provide updates regarding the effectiveness of the Scheme.
All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the Scheme Document (the “Scheme Document”) attached as exhibit (a)(3)(1) to the Schedule 13E-3.
The proposal to privatize the Company by way of a scheme of arrangement under the Companies Law of the Cayman Islands was sanctioned without modification by the Grand Court of the Cayman Islands on November 14, 2025 (Cayman Islands time) and became effective on November 19, 2025 (Cayman Islands time).
Item 15.
Additional Information.

Item 15 is hereby amended and supplemented as follows:
The Scheme was sanctioned without modification by the Grand Court at the Court Hearing on Friday, November 14, 2025 (Cayman Islands time). The reduction of the share capital of the Company resulting from cancellation of the Scheme Shares was also confirmed by the Grand Court on the same day at the same hearing. All of the conditions of the Scheme having been fulfilled, the Scheme became effective on November 19, 2025 (Cayman Islands time).
The withdrawal of listing of the Company’s ordinary shares from the Hong Kong Stock Exchange is expected to be effective on November 21, 2025 (Hong Kong time). The permanent suspension of trading in the ADSs on the NYSE is expected to take place on November 21, 2025 (New York Time), and the Company’s ADSs are expected to be delisted from the NYSE on December 1, 2025 (New York time). The Company intends to file a certification and notice on Form 15 with the SEC on December 1, 2025 (New York time) to deregister under the Securities Exchange Act of 1934, as amended.
Item 16.
Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibits:
Exhibit Number	Description
(a)(5)(10)
Announcement on the Stock Exchange of Hong Kong — Joint Announcement in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd. (3) Sanction of the Scheme and Confirmation of the Capital Reduction (4) Expected Effective Date of the Scheme and (5) Expected Dates of Withdrawal of Listing of the Shares and Delisting of the ADSs (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on November 17, 2025).

(a)(5)(11)
Announcement on the Stock Exchange of Hong Kong — Joint Announcement in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd. (3) Effective Date of the Scheme (4) Withdrawal of Listing of the Shares and Delisting of the ADSs and (5) Despatch of Cheques and Wire Transfer for Cash Payment Under the Scheme (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on November 20, 2025).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2025
OneConnect Financial Technology Co., Ltd.
By:
/s/ Dangyang Chen

Name:
Dangyang Chen

Title:
Chairman of the Board and Chief
Executive Officer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2025
Bo Yu Limited
By:
/s/ Dong Yanmei

Name:
Dong Yanmei

Title:
Director

Ping An Insurance (Group) Company of China, Ltd.
By:
/s/ Xie Yonglin

Name:
Xie Yonglin

Title:
Executive Director, President and Co-CEO